Exhibit 99.1

OneConnect Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

Revenue Growth of 51% in the Fourth Quarter and 65% for the Full Year

Premium Customer Number Increased from 221 to 473 for the Full Year

SHENZHEN, February 19, 2020 /BUSINESS WIRE/ — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                  Revenue increased 51.3% year over year to RMB773 million from RMB511 million.

•                  Revenue from third-party customers increased 97.7% year over year to RMB341 million from RMB173 million.

•                  Gross margin expanded to 33.6% from 29.0%; non-IFRS gross margin1 was 41.1%, compared to 41.9% in the prior year.

•                  Operating loss was RMB581 million, compared to RMB539 million for the same period in the prior year.

•                  Net loss attributable to shareholders of OneConnect was RMB619 million, versus RMB621 million for the same period in the prior year.

•                  Net loss per share, basic and diluted, was RMB0.65, versus RMB0.66 for the same period in the prior year.

Full Year 2019 Financial Highlights

•                  Revenue increased 64.7% year over year to RMB2,328 million from RMB1,413 million.

•                  Revenue from third-party customers increased 107.3% year over year to RMB1,034 million from RMB499 million.

•                  Gross margin expanded to 32.9% from 27.5%; non-IFRS gross margin1 was 46.4%, compared to 43.6% in the prior year.

•                  Operating loss was RMB1,701 million, compared to RMB1,114 million in the prior year.

•                  Net loss attributable to shareholders of OneConnect was RMB1,661 million, versus RMB1,196 million for the prior year.

•                  Net loss per share, basic and diluted, was RMB1.77, versus RMB1.29.

In RMB’000, except percentages and	Three Months Ended December 31		YoY	Full Year Ended December 31		YoY
per share amounts	2019	2018	Change	2019	2018	Change
Revenue	772,923	510,986	51.3%	2,327,846	1,413,489	64.7%
Revenue from Ping An Group	317,442	226,923	39.9%	994,733	527,641	88.5%
Revenue from Lufax	114,439	111,520	2.6%	299,040	387,128	-22.8%
Revenue from third-party customers[2]	341,042	172,543	97.7%	1,034,072	498,720	107.3%
Gross profit	259,845	148,219	75.3%	766,858	388,625	97.3%
Gross margin	33.6%	29.0%		32.9%	27.5%
Non-IFRS gross margin[3]	41.1%	41.9%		46.4%	43.6%
Operating loss	-581,367	-538,719		-1,701,012	-1,114,367
Operating margin	-75.2%	-105.4%		-73.1%	-78.8%
Net loss to shareholders	-619,375	-620,956		-1,660,566	-1,195,712
Net loss per share, basic and diluted	-0.65	-0.66		-1.77	-1.29

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to customers with revenue contribution of less than 5% of total. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

CEO and CFO Comments

Mr. Ye Wangchun, Chairman of the Board and Chief Executive Office of OneConnect, commented, “OneConnect’s first set of results as a publicly traded company demonstrates the successful execution of our strategy. We added 252 premium customers in 2019, representing a surge of 114% from the prior year. The expansion in the premium pool marks a significant advancement in the adoption of our technology solutions by financial institutions. Recognition from third-party customers continued to rise, with revenue surging by over 107% year over year in 2019, much faster than the overall revenue growth of 65%. It’s an exceptional achievement and I’m very proud of our team’s efforts.”

Mr. Ye continued, “As we head into 2020, macro challenges remain. The outbreak of coronavirus is causing short-term disruptions, but over the long-term we are extremely optimistic. We believe awareness for online business management and cloud-based solutions will grow in the wake of these temporary hurdles. We have also witnessed a greater demand for digital transformation. OneConnect is well positioned to capture the massive market opportunity with its unique business model, full-stack solutions, cross-vertical coverage and cutting-edge TaaS platform. As China’s financial service industry continues to evolve, we strive to stay ahead of the curve, helping our clients to excel in an increasingly competitive and dynamic market.”

Mr. Jacky Lo, Chief Financial Officer of OneConnect, added, “Strong revenue aside, we also made a big step forward in profitability. Gross margin continued to improve by 5.4 percentage points year over year in 2019, as we further strengthened and diversified the product offerings. OneConnect has a simple mission, to help financial institutions generate business, manage risk and boost efficiency. The ability to provide these innovative technology and business solutions and to quickly respond to changes in the macro and regulatory environment is critical to long-term growth. This calls for continuous investment in R&D, the main reason why we incurred a loss on the bottom-line. But we have been keeping a diligent eye. R&D spending, as a percentage of revenue, went down in 2019. As a percentage of revenue, we achieved a second year of decline in selling and marketing, as well as general and administrative expenses. We are confident that the uptrend in gross margins will continue. Looking forward, we remain focused on stepping up interaction with premium customers while maintaining cost discipline and strengthening the operating leverage.”

Operational Highlights

•                  Number of premium customers was 473 as of December 31, 2019, as compared to 221 in the prior year.

•                  Revenue from premium customers increased to RMB1,306 million in 2019 from RMB865 million in 2018.

•                  Retail loans processed was RMB91.2 billion, as compared with RMB40.0 billion in 2018.

•                  SME loans processed was RMB39.1 billion, as opposed to RMB9.9 billion in 2018.

•                  Number of fast claims checks was 5.0 million, as opposed to 1.2 million in 2018.

Revenue Breakdown

	Three Months Ended December 31		YoY	Full Year Ended December 31		YoY
In RMB’000, except percentages	2019	2018	Change	2019	2018	Change
Implementation revenue	234,820	139,750	68.0%	570,822	295,916	92.9%
Transaction-based and support revenue
Business origination services	201,705	142,247	41.8%	770,893	554,957	38.9%
Risk management services	55,260	77,973	-29.1%	327,120	205,160	59.4%
Operation support services	271,415	128,002	112.0%	582,968	309,502	88.4%
Post-implementation support services	587	8,847	-93.4%	36,000	27,442	31.2%
Others	9,136	14,167	-35.5%	40,043	20,512	95.2%
Total	538,103	371,236	44.9%	1,757,024	1,117,573	57.2%
Total	772,923	510,986	51.3%	2,327,846	1,413,489	64.7%

Revenue for the fourth quarter of 2019 increased by 51.3% to RMB773 million from RMB511 million in the prior year period. As a breakdown, implementation revenue grew by 68% year-over-year to RMB 235 million, primarily driven by a strong rollout of new products. Transaction-based and support revenue grew by 44.9% to RMB538 million, led by solid growth in usage and transactions through the Company’s business origination, risk management and operation support products. Retail loan volume processed by the Company’s systems in 2019 reached RMB91.2 billion, as compared to RMB40.0 billion. SME loans processed by OneConnect’s systems rose to RMB39.1 billion from RMB9.9 billion. Total fast claims checks carried out in 2019 increased to 5.0 million from 1.2 million in the prior year. For the full year, transaction-based and support revenue rose by 57.2% to RMB1,757 million from RMB1,118 million.

Number of premium customers rose to 473 as of 31 December, 2019 from 221 a year earlier, reflecting strong uptick in cross-selling and transaction activities. Revenue from premium customers rose 51% to RMB1,306 million in 2019.

OneConnect continues to improve its product offerings to meet the evolving needs of financial institutions and increase stickiness of premium customers. In banking, risk management modules were strengthened and AI virtual assistant was rolled out in 2019. AI virtual assistant was launched in insurance as well, together with agent management tools and intelligent rescue solution. The Company signed an agreement with Finleap, a Berlin-based fintech platform, to offer its auto solutions into the European market. In asset management, the smart contract module was introduced and aims to further enhance the ABS ecosystem by improving online management of contracts and digitalization of text.

OneConnect’s innovation was further promoted to global financial institutions. As of December 31, 2019, the Company had entered 14 markets outside of China. This expansion includes a joint venture with SBI in Japan, which started operations in December and aims to bring cloud-based AI technological services to regional banks throughout Japan. In the Philippines, the Company signed a partnership with UBX, the digital banking subsidiary of Union Bank, to use blockchain technology to address the financial service needs of the country’s SMEs.

Fourth Quarter 2019 Financial Results

Revenue

Revenue for the fourth quarter of 2019 increased by 51.3% to RMB773 million from RMB511 million for the same period in the prior year, primarily driven by growth in revenue from third-party customers.

Cost of Revenue

Cost of revenue for the fourth quarter of 2019 was RMB513 million, compared to RMB363 million for the same period in the prior year, as technology service fee increased.

Gross Profit

Gross profit for the fourth quarter of 2019 increased by 75.3% to RMB260 million from RMB148 million for the same period in the prior year. Gross margin expanded to 33.6% as compared with 29.0% for the same period in the prior year, primarily due to improvement in product mix, with higher revenue contribution from solutions and modules with higher margins such as operation support, and higher product standardization as the Company’s solutions and modules matured. Non-IFRS gross margin was 41.1% in the fourth quarter of 2019, compared to 41.9% for the same period in the period year, as intangible assets injected by Ping An Group at inception had been fully amortized by third quarter and amortization of intangible assets recognized in cost of revenue fell. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the fourth quarter of 2019 were RMB828 million, as compared with RMB660 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 107.1% from 129.2% for the same period in the prior year.

•                  Research and Development expenses for the fourth quarter of 2019 were RMB315 million, as compared with RMB210 million in the prior year period, primarily reflecting the focus on developing new products and improving the Company’s existing portfolio of offerings. As a percentage of revenue, R&D expenses remained flat at around 41% as compared to the same period in the prior year.

•                  Selling and Marketing expenses for the fourth quarter of 2019 were RMB164 million, as compared with RMB224 million for the same period in the prior year, reflecting the Company’s strategy to drive long-term growth through sustainable investments in promoting its brand and product awareness, as well as attracting new customers. As a percentage of revenue, selling and marketing expenses decreased to 21.2% from 43.9% for the same period in the prior year.

•                  General and Administrative expenses for the fourth quarter of 2019 were RMB317 million, as compared with RMB226 million in the prior year period, primarily due to IPO-related expenses, as well as general management and back office employee costs. As a percentage of revenue, general and administrative expenses fell to 41.0% from 44.3% year over year.

Loss from operations for the fourth quarter of 2019 increased to RMB581 million from RMB539 million for the same period in the prior year. Operating margin was -75.2% as compared with -105.4% in the prior year period.

Net Loss

Net loss attributable to OneConnect’s shareholders was RMB619 million, compared to RMB621 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted share was RMB0.65, versus RMB0.66 for the same period in the prior year.

For the quarter ended December 31, 2019, the Company’s weighted average number of shares used in calculating per share net loss was 951,601,827. Number of outstanding shares as of December 31, 2019 was 1,097,320,664.

Cash Flows

As of December 31, 2019, the Company had cash and cash equivalents of RMB1,078 million. For the quarter ended December 31, 2019, net cash used in operating activities was RMB344 million. Net cash used in investing activities was RMB1,717 million. Net cash generated from financing activities was RMB2,213 million mainly because of proceeds from the initial public offering.

Full Year 2019 Financial Results

Revenue

Total revenues increased by 64.7% year over year to RMB2,328 million from RMB1,413 million in the prior year, primarily driven by growth in increased revenue from third-party customers.

Cost of Revenue

Cost of revenue was RMB1,561 million, compared to RMB1,025 million in the prior year, as employee benefit expenses and technology service fee increased.

Gross Profit

Gross profit increased by 97.3% to RMB767 million for the full year of 2019 from RMB389 million in the prior year. Gross margin was 32.9% as compared with 27.5% in the prior year, primarily due to improvement in product mix, with higher revenue contribution from solutions and modules with higher margins such as operation support, and higher product standardization as the Company’s solutions and modules matured. Non-IFRS gross margin increased to 46.4% from 43.6% from the same period in prior year, on higher amortization of intangible assets, depreciation of property and equipment and share-based compensation recognized in cost of revenue. For a reconciliation of the Company’s non-IFRS gross margin to IFRS gross margin, its most comparable IFRS measure, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the full year 2019 were RMB2,394 million, as compared with RMB1,423 million in the prior year. As a percentage of revenue, total operating expenses was 102.8%, compared to 100.7% a year earlier.

•                  Research and Development expenses for the full year of 2019 were RMB956 million, as compared with RMB459 million in the prior year, primarily reflecting the focus on developing new products and improving the Company’s existing portfolio offerings. As a percentage of revenue, R&D expenses increased to 41.1% as compared to 32.5% in the prior year.

•                  Selling and Marketing expenses for the full year of 2019 were RMB636 million, as compared with RMB442 million in the prior year. As a percentage of revenue, selling and marketing expenses decreased to 27.3% from 31.3% in the prior year, primarily attributable to economies of scale.

•                  General and Administrative expenses for the full year of 2019 were RMB757 million, as compared with RMB520 million in the prior year, primarily due to IPO-related expenses, as well as general management and back office employee costs. As a percentage of revenue, general and administrative expenses were 32.5% as compared to 36.8% in the prior year, primarily due to economies of scale.

Loss from operations for the full year of 2019 was RMB1,701 million, compared to RMB1,114 million in the prior year. Operating margin was -73.1% as compared with -78.8% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders for the full year of 2019 was RMB1,661 million, versus RMB1,196 million in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted share was RMB1.77 from RMB1.29 in the prior year. Number of weighted average of shares for the full year was 939,285,521.

Cash Flows

For the full year of 2019, net cash used in operating activities was RMB1,817 million. Investing activities generated net cash of RMB571 million due to maturity of investment assets. Net cash generated from financing activities was RMB1,755 million mainly because of proceeds from the initial public offering.

2020 Outlook

In December, a novel strain of coronavirus was reported in China and more cases have since been confirmed. OneConnect’s operations have been impacted by delays in project implementation, client interactions and general uncertainty surrounding the duration of the government’s extended business and travel restrictions. The situation is highly fluid and full implications from the coronavirus on the results are uncertain at this point. The Company has been closely monitoring the situation. At the same time, it has also been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions. Products such as AI sales, AI risk management, AI customer service, smart office and smart claims allow financial institutions to continue their business operations online. OneConnect is well positioned to support financial institutions in all circumstances.

Conference Call Information

Date/Time	Tuesday, February 18, 2020 at 8:00 p.m., U.S. Eastern Time

Wednesday, February 19, 2020 at 9:00 a.m., Beijing Time

Dial-in Number	U.S.:	+1-877-791-0217

	Hong Kong:	+852-58030358

	China Domestic:	400-043-3098

Conference ID	2572577

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Shenyi Zuo

zuoshenyi356@ocft.com

ONECONNECT

CONOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2019	2018	2019	2018
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	772,923	510,986	2,327,846	1,413,489
Cost of revenue	-513,078	-362,767	-1,560,988	-1,024,864
Gross profit	259,845	148,219	766,858	388,625

Research and development expenses	-314,597	-209,576	-956,095	-459,181
Selling and marketing expenses	-163,591	-224,196	-635,673	-441,932
General and administrative expenses	-316,578	-226,355	-756,681	-519,795
Net impairment losses on financial and contract assets	-33,020	-27	-45,167	-2,224
Other income, gains or loss-net	-13,426	-26,784	-74,254	-79,860
Operating loss	-581,367	-538,719	-1,701,012	-1,114,367

Finance income	37,101	40,420	128,261	129,435
Finance costs	-41,699	-49,038	-174,831	-163,442
Finance costs — net	-4,598	-8,618	-46,570	-34,007
Share of losses of associate	-2,689	-2,241	-14,854	-15,442
Loss before income tax	-588,654	-549,578	-1,762,436	-1,163,816

Income tax benefit/(expense)	-49,884	-61,735	74,924	-26,469

Loss for the year	-638,538	-611,313	-1,687,512	-1,190,285

Loss attributable to:
- Owners of the Company	-619,375	-620,956	-1,660,566	-1,195,712
- Non-controlling interests	-19,163	9,643	-26,946	5,427

Other comprehensive income, net of tax
- Foreign currency translation differences	-65,883	-1,218	78,775	396,520
- Changes in the fair value of debt instruments at fair value through other comprehensive income	40	—	40	—
Total comprehensive loss for the year	-704,381	-612,531	-1,608,697	-793,765

Total comprehensive loss attributable to:
- Owners of the Company	-685,218	-622,174	-1,581,751	-799,192
- Non-controlling interests	-19,163	9,643	-26,946	5,427

Loss per share attributable to owners of the Company (expressed in RMB)
- Basic and diluted	-0.65	-0.66	-1.77	-1.29

ONECONNECT

CONOLIDATED BALANCE SHEETS

(Unaudited)

	December 31
	2019	2018
	RMB’000	RMB’000

ASSETS
Non-current assets
Property and equipment	314,505	319,668
Intangible assets	976,948	758,075
Deferred tax assets	423,786	348,672
Investment in associate	118,829	29,452
Financial assets at fair value through other comprehensive income	393,448	5,000
Contract assets	40,998	63,120
Total non-current assets	2,268,514	1,523,987

Current assets
Loan to related party	—	15,027
Trade receivables	710,123	270,530
Contract assets	211,276	133,661
Prepayments and other receivables	528,277	337,214
Financial assets at fair value through profit or loss	1,690,967	2,540,925
Restricted cash	3,440,289	3,996,238
Cash and cash equivalents	1,077,875	565,027
Total current assets	7,658,807	7,858,622
Total assets	9,927,321	9,382,609

EQUITY AND LIABILITIES
Equity
Share capital	73	66
Shares held for share option scheme	-88,280	-88,280
Other reserves	8,461,637	6,151,453
Accumulated losses	-4,003,318	-2,342,752
Equity attributable to equity owners of the Company	4,370,112	3,720,487

Non-controlling interests	150,429	110,601

Total equity	4,520,541	3,831,088

LIABILITIES
Non-current liabilities
Trade and other payables	420,873	403,228
Contract liabilities	12,700	7,423
Deferred tax liabilities	33,291	18,480
Total non-current liabilities	466,864	429,131

Current liabilities
Trade and other payables	1,075,576	1,280,641
Payroll and welfare payables	538,132	394,828
Contract liabilities	104,960	58,383
Short-term borrowings	3,218,566	3,386,100
Derivative financial liabilities	2,682	2,438
Total current liabilities	4,939,916	5,122,390
Total liabilities	5,406,780	5,551,521

Total equity and liabilities	9,927,321	9,382,609

ONECONNECT

CONOLIDATED STATEMENTS OF CASHFLOWS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2019	2018	2019	2018
	RMB’000	RMB’000	RMB’000	RMB’000

Net cash used in operating activities	-344,181	-352,244	-1,817,454	-489,237
Net cash (used in) / generated from investing activities	-1,716,686	-27,796	570,839	-5,805,478
Net cash generated from financing activities	2,213,173	20,233	1,754,557	5,999,403
Net increase /(decrease) in cash and cash equivalents	152,306	-359,807	507,942	-295,312
Cash and cash equivalents at the beginning of the period	915,156	924,458	565,027	847,767
Effects of exchange rate changes on cash and cash equivalents	10,413	376	4,906	12,572
Cash and cash equivalents at the end of period	1,077,875	565,027	1,077,875	565,027

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended December 31		Full Year Ended December 31
	2019	2018	2019	2018
	RMB’000	RMB’000	RMB’000	RMB’000

Gross profit	259,845	148,219	766,858	388,625
Gross margin	33.6%	29.0%	32.9%	27.5%
Non-IFRS adjustment:
Amortisation of intangible assets recognized in cost of revenue	56,407	65,698	308,551	227,006
Depreciation of property and equipment recognized in cost of revenue	941	227	2,362	778
Share-based compensation expenses recognized in cost of revenue	604	—	2,294	—
Non-IFRS Gross profit	317,797	214,144	1,080,065	616,409
Non-IFRS Gross margin	41.1%	41.9%	46.4%	43.6%

Source: OneConnect Financial Technology Co., Ltd.